Exhibit 99.1

Puhui Wealth Investment Management Co. Ltd. Announces Financial Results

for the Six Months Ended December 31, 2019

Beijing, China – June 9, 2020 – Puhui Wealth Investment Management Co., Ltd. (Nasdaq: PHCF) (“Puhui” or the “Company”), a third-party wealth management service provider with a focus on wealth management services for high net worth (“HNW”) individuals and corporate clients, today announced its financial results for the six months ended December 31, 2019. The Company also filed these results on Form 6-K with the Securities and Exchange Commission, which can be viewed at www.sec.gov. All amounts in this press release are in USD unless otherwise noted.

Financial and Operating Highlights

●	Revenues for the six months ended December 31, 2019 were $577,645, compared to $1.9 million in the same period of 2018.
●	The Company continues to add incremental HNW clientele, with new HNW clients transacting with Puhui totaling 98 for the six months ended December 31, 2019.
●	As of December 31, 2019, the Company’s subsidiary served as manager or general partner of four funds with an aggregate of approximately $23.5 million under management.
●	As of June 1, 2020, the Company maintained 8 sales and service locations based in Beijing (3), Shanghai, Suzhou, Qingdao, Changchun and Hong Kong.
●	On December 3, 2019, Puhui acquired 100% of the shares of Granville Financial Services Company Limited (“Granville”) for HK$29,390,000, or approximately $3.8 million. The purpose of the acquisition of Granville is to expand the Company’s operations outside of Mainland China into Hong Kong and take advantage of financial qualifications and licenses to broaden the Company’s existing product portfolio.
●	Puhui had approximately $2.2 million of cash and approximately $1.9 million of working capital as of December 31, 2019, as compared to approximately $2.0 million of cash and approximately $7.4 million of working capital as of June 30, 2019.

Mr. Zhe Ji, the Chairman and CEO of the Company, stated, “We experienced slower growth than anticipated due to uncertainty in the macroeconomic environment as a result of slower economic growth and pending trade conflicts. Over the past few months, Puhui, like so many companies across the globe, has been affected by the outbreak of a novel strain of coronavirus (COVID-19). Our immediate focus was on the safety and well-being of our employees and customers, and we also took proactive steps to ensure continuity across our organization. We temporally closed our offices and implemented a work-from-home policy beginning in February 2020, as required by relevant PRC regulatory authorities. We plan on beginning to reopen all offices in June 2020, and Puhui has benefitted from long-lasting relationships formed over our history as a wealth manager focused on HNW individuals and the inherent ability of our workforce to operate successfully in a remote capacity.”

Mr. Ji continued, “While we have continued to maintain a consistent level of operating capacity during this uncertain period, the volatility in the market and across the globe prevents our Company from accurately predicting the potential long-standing impact of the pandemic. Our customers could potentially be negatively impacted by the outbreak, which may reduce their budgets for investment in 2020. As a result, our revenue and profitability may be negatively impacted in 2020. We are taking a conservative approach in our financial forecasts, while retaining a constant discourse with our clientele and partners that provide a wide array of financial products to offer these customers.”

Mr. Ji concluded, “Prior to the outbreak of COVID-19, we were delighted to announce the acquisition of Granville, which served as the first step in expanding our business development activities outside of Mainland China into Hong Kong. While we certainly could not have predicted the impact of the pandemic, we do feel that a diversified strategy is in the best interest of Puhui and its shareholders and will allow our company to grow through multiple cycles. We have seen net inflows of capital begin to accelerate in China in the spring months, which we believe is a favorable trend as China transitions back into full resumption of economic activity. We believe that that increasingly diversified nature of our investment portfolio and trust we have cultivated with Puhui’s clientele will help to increase our brand recognition as a trusted advisor to our clients and help to increase shareholder value over time.”

Financial Review for the Six Months Ended December 31, 2019

Wealth Management

●	Since fiscal year ended June 30, 2017, Puhui’s core business has been the marketing of financial products to HNW clients and small and medium enterprises in China. As a growing independent wealth management service provider, the Company maintains a sizable client base, consisting of 1,088 clients as of December 31, 2019 (282 of which have purchased products the Company markets more than once). This compares to 990 clients as of June 30, 2019, with 282 purchasing products more than once.

Asset Management

●	Starting in June 2017, Puhui also launched its in-house asset management business. As of December 31, 2019, the Company’s subsidiaries served as manager or general partner of four funds with an aggregate of approximately $23.5 million under management, compared to $23.0 million under management as of June 30, 2019. The increase was primarily due to interest and dividend received from the funds.

Revenues

●	The Company categorizes revenues into third-party revenues and related-party revenues. Revenue mainly includes one-time commission, recurring services fees and recurring management fees. Related party revenues consist primarily of one-time commission fees we charged for our affiliates or management fees we received from fund/limited partnership where the Company’s subsidiaries serves as manager or general partner. Our affiliate is entity under common control of one of our principal shareholders.
●	Total revenues were $577,645 for the six months ended December 31, 2019, compared to $1.9 million in the six-month period in 2018, a decrease of $1.3 million, or 69.1%. The overall decline was mainly due to the decrease in one-time commissions and recurring services fees as a result of the decrease in the aggregate value of wealth management products distributed. Due to slower economic growth, our clients are more conservative in purchasing wealth management products.

Cost of Revenues

●	Puhui’s cost of revenues consist of compensation paid to financial product development team members along with benefits. The Company’s cost of revenues were $132,334 and $206,881 for the six months ended December 31, 2019 and 2018, a decrease of $74,547 or 36%. As we experienced slower revenue growth and product distribution, the Company’s cost of revenue decreased accordingly.

Operating Expense

●	The Company’s operating expenses increased to $4.0 million from $2.5 million in the same period in 2018, an increase of $1.5 million or 58.2%, largely due to an increase in general and administrative expenses, impairment loss and selling expenses. The increase in general and administrative expenses was mainly due to additional consulting fees for business development, audit and financial reporting services and legal services as a public company.

Net Loss

●	Net loss for the six month period ended December 31, 2019 was $3.4 million, as compared to $0.7 million for the six month period ended December 31, 2018, an increase of $2.7 million or 386%, due to the above reasons.

Liquidity and Capital Resources

●	The Company historically financed its operations primarily through cash flows from operations, additional capital contributions from shareholders and short-term advances from related parties. Going forward, the Company will rely on its cash flows from operations and may have to consider supplementing its available sources of funds through additional borrowings either from financial institutions in China or from its major shareholders.
●	As of December 31, 2019, the Company had cash of approximately $2.2 million, as compared to $2.0 million as of June 30, 2019.
●	As of December 31, 2019, the Company had approximately $1.9 million of working capital.

About Puhui Wealth Investment Management Co., Ltd.

Headquartered in Beijing, China and founded in 2013, Puhui is a third-party wealth management service provider focusing on marketing financial products (including private equity and other diversified products and services) to, and managing funds for, individuals and corporate clients in the PRC. On December 27, 2018, the Company’s ordinary shares were listed and began trading listed on the Nasdaq Capital Market (ticker: PHCF).

Additional information about Puhui can be found at the Company’s corporate website: www.puhuiwealth.com.

Additional Disclosure Concerning COVID-19

The impacts of COVID-19 on Puhui’s business, financial condition, and results of operations include, but are not limited to, the following:

●	The Company temporally closed its offices and implemented work-from-home policy beginning in February 2020, as required by relevant PRC regulatory authorities. We plan to reopen our offices in June 2020 as the situation improved in China.
●	Due to the nature of the Company’s business, the impact of the closure on operational capabilities was not significant, as most of Puhui’s work force continued working offsite during such closure.
●	Puhui’s customers could potentially be negatively impacted by the outbreak, which may reduce their budgets for investment in 2020. As a result, revenue and profitability may be negatively impacted in 2020.
●	The economy may worsen if the COVID-19 outbreak continues. Puhui’s product provider may be negatively impacted by the outbreak, however the Company has not seen any significant disruption of its product supply to date.

Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the financial impact related to the outbreak of and response to the COVID-19 outbreak cannot be reasonably estimated at this time.

Forward Looking Statement

This news release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that indicate future events or trends or are not statements of historical matters. These statements are based on our management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of our control and all of which could cause actual results to differ materially from the results discussed in the forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in our reports filed with the Securities and Exchange Commission, which are available, free of charge, on the SEC’s website at www.sec.gov.

Investor Relations:

The Equity Group Inc.	In China
Adam Prior, Senior Vice President	Lucy Ma, Associate
(212) 836-9606	+86 10 5661 7012
aprior@equityny.com	lma@equityny.com

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended December 31
	2019	2018
	(Unaudited)	(Unaudited)
REVENUES
Revenues	$463,437	$1,872,685
Revenues - related parties	115,303	7,779
Sales taxes	(1,095)	(13,494)
Total revenues	577,645	1,866,970

OPERATING EXPENSES
Cost of revenues	(132,334)	(206,881)
Selling expenses	(1,017,176)	(922,693)
General and administrative expenses	(2,822,029)	(1,387,407)
Impairment loss	(19,845)	(5,512)
Total operating expenses	(3,991,384)	(2,522,493)

LOSS FROM OPERATIONS	(3,413,739)	(655,523)

OTHER INCOME (EXPENSES)
Interest income	64,445	6,091
Interest and other finance expenses	(103,706)	(101,069)
Other income, net	57,902	31,896
Total other expenses, net	18,641	(63,082)

LOSS BEFORE INCOME TAXES	(3,395,098)	(718,605)

PROVISION FOR INCOME TAXES
Current	-	-
Deferred	32,035	27,410
Total income tax provision	32,035	27,410

NET LOSS	(3,427,133)	(746,015)

Less: Net loss attributable to noncontrolling interest	(447,733)	(282,524)

NET LOSS ATTRIBUTABLE TO PUHUI WEALTH	$(2,979,400)	$(463,491)

NET LOSS	$(3,427,133)	$(746,015)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	190,158	(285,769)

COMPREHENSIVE LOSS	$(3,236,975)	$(1,031,784)

Less: Comprehensive loss attributable to noncontrolling interest	(453,786)	(310,967)

COMPREHENSIVE LOSS ATTRIBUTABLE TO PUHUI WEALTH	$(2,783,189)	$(720,817)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	11,507,558	10,090,126

EARNINGS PER SHARE
Basic and diluted	$(0.26)	$(0.05)

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2019	2019
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$2,211,010	$2,004,625
Cost method investments	673,877	706,226
Accounts receivables	387,030	1,853,041
Accounts receivables - related parties	998,395	1,013,135
Other receivables	143,358	213,252
Other receivables - related party	1,272,259	1,647,858
Prepaid expenses	1,344,326	1,278,133
Total current assets	7,030,255	8,716,270

PROPERTY AND EQUIPMENT, NET	542,207	223,385

OTHER ASSETS
Long-term security deposits	428,886	384,860
Acquisition prepayment	-	2,447,259
Operating lease right-of-use assets	1,537,856	-
Long-term prepaid expenses	1,858,877	2,247,872
Deferred tax assets, net	309,959	347,195
Intangible asset, net	1,027,869	10,241
Goodwill	1,808,294	-
Total other assets	6,971,741	5,437,427

Total assets	$14,544,203	$14,377,082

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Customer deposit	$166,839	$-
Acquisition payable	368,439	-
Deferred revenue	1,534,049	227,622
Other payables and accrued liabilities	564,907	808,328
Other payables - related party	169,192	-
Operating lease liabilities - current	801,369	-
Financing lease liabilities - current	43,955	-
Taxes payable	19,205	10,512
Current portion of long-term debt	1,458,891	315,983
Total current liabilities	5,126,846	1,362,445

NON-CURRENT LIABILITIES
Operating lease liabilities - noncurrent	723,965	-
Financing lease liabilities - noncurrent	92,954	-
Long-term debt	29,341	1,206,565
Total non-current liabilities	846,260	1,206,565

Total liabilities	5,973,106	2,569,010

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(CONTINUED)

	December 31,	June 30,
	2019	2019
	(Unaudited)

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, $0.001 par value, 1,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2019 and June 30, 2019	-	-
Ordinary shares, $0.001 par value, 49,000,000 shares authorized, 11,507,558 shares issued and outstanding as of December 31, 2019 and June 30, 2019	11,508	11,508
Additional paid-in capital	21,911,045	21,911,045
Accumulated deficit	(12,200,741)	(9,221,341)
Accumulated other comprehensive loss	(55,747)	(251,958)
Total shareholders’ equity attributable to controlling shareholders	9,666,065	12,449,254

Noncontrolling interest	(1,094,968)	(641,182)

Total shareholders’ equity	8,571,097	11,808,072

Total liabilities and shareholders’ equity	$14,544,203	$14,377,082

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended December 31
	2019	2018
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,427,133)	$(746,015)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	95,187	67,704
Amortization of operating lease right-of-use assets	358,820	-
Impairment loss on equity securities	14,371	5,512
Deferred tax provision	32,034	57,271
Change in operating assets and liabilities
Accounts receivables	1,432,389	482,556
Other receivables	51,572	(343,652)
Prepaid expenses	(16,514)	(982,395)
Long-term prepaid expenses	387,055	-
Accounts payable	165,109	-
Deferred revenue	1,303,676	(264,441)
Other payables and accrued liabilities	(31,319)	85,310
Other payables - related parties	-	(189,372)
Operating lease liabilities	(371,283)	-
Taxes payable	(43,148)	(328,175)
Net cash used in operating activities	(49,184)	(2,155,697)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of short-term investments	7,600	338,878
Repayment from related parties	349,996	-
Acquisition prepayment	-	(3,264,978)
Purchases of property and equipment	(262,570)	(107,292)
Cash acquired from Granville, net of purchase price paid papaid	125,365	-
Purchase of intangible asset	-	(12,558)
Net cash provided by (used in) investing activities	220,391	(3,045,950)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares through IPO, net	-	8,032,912
Repayment of financing lease liabilities	(3,515)	-
Principal payments of long-term debt	(12,107)	-
Net cash (used in) provided by financing activities	(15,622)	8,032,912

EFFECT OF EXCHANGE RATE ON CASH	50,800	(175,226)

INCREASE IN CASH	206,385	2,656,039

CASH, beginning of period	2,004,625	4,809,040

CASH, end of period	$2,211,010	$7,465,079

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$227,152
Cash paid for interest	$192,619	$196,655
NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Prepaid IPO costs to be net against IPO proceeds	$-	$733,478
Initial recognition of right-of-use assets and lease liabilities	$1,889,558	$-
Acquisition of Granville offset with acquisition prepayment	$2,447,259	$-
Acquisition of Granville with payables	$537,631	$-
Purchase of fixed asset through financing lease	$139,790	$-